Exhibit 99.6

Barristers & Solicitors Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7 Telephone: 416.979.2211 Facsimile: 416.979.1234 goodmans.ca

July 26, 2021

To: The United States Securities and Exchange Commission

Brookfield Asset Management Inc.

Brookfield Finance I (UK) plc

Brookfield Finance Inc. (together, the “Registrants”)

We refer to the Registrants’ combined registration statement on Form F-3 and Form F-10 (File Nos. 333-249132, 333-249132-01 and 333-249134-03), filed September 29, 2020, and the Amendment No. 1 thereto, filed October 6, 2020, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Registrants dated July 21, 2021, we consent to the reference to our firm’s name under the heading “Legal Matters”, and consent to the use of our firm’s name and reference to our opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”.

Yours truly,

/s/ Goodmans LLP